                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


      [X]       Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)
                     For The Year Ended December 31, 1994


                                      or


      [ ]     Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 (No Fee Required)
              For The Transition Period from ________ to ________


                        Commission File Number 00107923


                       HANDLEMAN COMPANY SALARY DEFERRAL
                                AND STOCK PLAN
                                --------------
                           (Full title of the Plan)


                               HANDLEMAN COMPANY
                               -----------------
         (Name of issuer of the securities held pursuant to the Plan)

                              500 Kirts Boulevard
                             Troy, Michigan 48084
                             --------------------
                   (Address of principal executive offices)



                                    1 of 16

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:

                                                                  Page
                                                              ------------
 (a)  Financial Statements:

      Report of Independent Accountants                           I-1

      Statement of Assets Available for Benefits
      as of December 31, 1994 and 1993                            I-2

      Statement of Changes in Assets Available for
      Benefits for the year ended December 31, 1994               I-3

      Notes to Financial Statements                           I-4 to I-10

      Item 27a -- Schedule of Assets Held for Investment
      Purposes as of December 31, 1994                            I-11

      Item 27d -- Schedule of Reportable Transactions         I-12 to I-13
      for the year ended December 31, 1994

      Schedules:

      Schedule I, II and III have been omitted because the required information is shown in the financial statements or notes thereto, or in another schedule

                                                                Exhibit
                                                                 Number
                                                              ------------
 (b)  1.  Consent of Independent Accountants with
          respect to their report on their audit
          of the financial statements of the Handleman
          Company Salary Deferral and Stock Plan for
          the years ended December 31, 1994 and 1993              28.1


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HANDLEMAN COMPANY SALARY DEFERRAL AND STOCK PLAN


                       By: /s/ Richard J. Morris
                           ------------------------------------------------
                           Richard J. Morris, Senior Vice President/Finance Handleman Company

                                    2 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                                                           PAGES
                                                           -----

Report of Independent Accountants                            4

Financial Statements:

  Statement of Assets Available for
    Benefits as of December 31, 1994 and 1993                5

  Statement of Changes in Assets Available
    for Benefits for the year ended
    December 31, 1994                                        6

  Notes to Financial Statements                             7-13

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1994             14

  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1994                   15-16

                                    3 of 16

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee of the Handleman Company Salary Deferral and Stock Plan:

We have audited the accompanying statement of assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1994 and 1993, and the related statement of changes in assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1994 and 1993, and the changes in assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 through 16 of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       Coopers & Lybrand L.L.P.


Detroit, Michigan
June 23, 1995

                                    4 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                          December 31. 1994 and 1993
                          --------------------------

                                                          1994         1993
                                                       ----------  -----------
ASSETS:
  Accrued dividends and interest                       $   20,373  $    16,579

  Employee contributions receivable                        47,443       62,092

  Employer contribution receivable                        129,328      156,748

  Cash                                                        661            -

  Investments at Estimated Fair Value
  -----------------------------------

  NBD Bank Investments:

      Employee Benefit Money Market Fund (1),
        (880,362 and 729,638 shares at
        December 31, 1994 and 1993,
        respectively)                                     880,362       729,638

      Stable Asset Income Fund (2), (3,776
        and 3,614 shares at December 31,
        1994 and 1993, respectively)                      708,381       637,047

  Investments at Fair Value as Determined
  by Quoted Market Price
  ---------------------------------------

  NBD Bank Investment:

      Woodward Equity Index Fund (3), (140,501
        and 97,355 shares at December 31, 1994
        and 1993, respectively)                         1,496,485     1,085,313

  Handleman Company common stock (4), (146,219
    shares and 139,668 shares at December 31,
    1994 and 1993, respectively)                        1,663,245     1,850,601

  Loans to participants at rates of 9.75%
    to 10.0%, maturing in 6 months to 5 years              36,082        34,782
                                                       ----------    ----------

ASSETS AVAILABLE FOR BENEFITS                          $4,982,360    $4,572,800
                                                       ==========    ==========

(1) The Plan's cost of the investment in the Employee Benefit Money Market Fund was $880,362 and $729,638 as of December 31, 1994 and 1993, respectively.

(2) The Plan's cost of the investment in the Stable Asset Income Fund was $645,582 and $609,200 as of December 31, 1994 and 1993, respectively.

(3) The Plan's cost of the investment in the Woodward Equity Index Fund was $1,477,441 and $1,002,607 as of December 31, 1994 and 1993, respectively.

(4) The Plan's cost of the common stock was $1,807,203 and $1,759,670 as of December 31, 1994 and 1993, respectively.


   The accompanying notes are an integral part of the financial statements.

                                    5 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                        STATEMENT OF CHANGES IN ASSETS
                            AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1994
                     ------------------------------------

                                                                        1994
                                                                     ----------
Additions:

  Employer contributions                                             $   86,441

  Employee authorized contributions                                     689,604

  Dividend income                                                       100,840

  Interest income                                                        41,160

  Other                                                                   2,138
                                                                     ----------
      Total additions                                                   520,183

Deductions:

  Participants' benefits                                                262,789

  Net depreciation in fair value
    of investments                                                      241,447

  Other                                                                   6,387
                                                                     ----------
      Net increase                                                      409,560

  Assets available for benefits,
    beginning of year                                                 4,572,800
                                                                     ----------
  Assets available for benefits,
    end of year                                                      $4,982,360
                                                                     ==========

   The accompanying notes are an integral part of the financial statements.

                                    6 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


1.  Description of Plan
    -------------------

    The following description of the Handleman Company Salary Deferral and Stock Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan who have one year of service and who are not covered by collective bargaining agreements (unless they specifically refer to the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

    Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of twenty percent of employee compensation or $9,240 in 1994. Effective July 1, 1995, each participant's maximum elective deferral has been reduced to fifteen percent. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

    Prior to July 1, 1995, the Company may contribute to the Plan at the discretion of its Board of Directors. Effective July 1, 1995, the Plan has been amended to provide for a Company matching contribution equal to 25 percent of the elective contribution made by each participant, up to six percent of such participant's compensation, to be invested in Company stock.

    Plan Assets

    To the extent practicable, Plan assets related to the Company stock portion of the Plan are invested in Company stock. Employees may direct investment of employee authorized contributions to the Plan into various investment funds which are established by the Company from time to time.

    Participant Accounts

    Each participant's account is credited with employee authorized contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. A participant must be employed by the Company on the last day of the Company's fiscal year to receive the allocation of Company contributions.

      Salary Deferral Portion - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

      Stock Ownership Portion - Company contributions are allocated equally among the stock accounts of eligible participants (as defined by the Plan), not to exceed 10 shares in any one year or 20 shares, in total, per stock account. Effective May 2, 1994, the Plan was amended to discontinue Company contributions for employees hired after April 30, 1994.

                                    7 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------



1.  Description of Plan, continued

    Loans to Participants

    The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

    Plan Expenses

    Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses. The Company paid such expenses for the year ended December 31, 1994.

    Vesting

    Participants are fully vested in amounts credited to their accounts.

    Effective July 1, 1995, the Plan has been amended to include a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

    Payment of Benefits

    On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 1994 and 1993, $236,665 and $206,075, respectively, were recorded as benefits payable on the Form 5500.

2.  Summary of Accounting Policies
    ------------------------------

    Company Contributions

    Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of Company stock.

    Investments

    At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The Stable Asset Income Fund, Woodward Equity Index Fund and Employee Benefit Money Market Fund are reflected at fair values at the date of the balance sheet, as reported by the Plan's investment custodian, NBD Bank.

    The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

    The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                    8 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------


2.  Summary of Accounting Policies, continued
    ------------------------------

    Dividend Income

    Dividend income is recognized on the ex-dividend date. Dividend income on Company stock for the year ended December 31, 1994 was $52,392.

3.  Investments
    -----------

    During the Plan year ended December 31, 1994, the Plan's investments (including investments bought and sold, as well as held during the year) depreciated (appreciated) in value by $241,447 as follows:

    Investments at Estimated Fair Value
    ------------------------------------

    NBD Bank Investment:

      Stable Asset Income Fund              $(41,468)

    Investments at Fair Value Determined
    by Quoted Market Price
    ------------------------------------

    NBD Bank Investment:

      Woodward Equity Index Fund              17,231

    Handleman Company Common Stock           265,684
                                            --------

                                            $241,447
                                            ========

4.  Fund Information
    ----------------

    The following is a summary of assets for each investment fund option for the years ended December 31, 1994 and 1993 and of changes by investment fund for the year ended December 31, 1994. Funds with net assets of less than 5 percent of the Plan's total assets have been combined with funds having similar investment objectives.

                                    9 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

          ALLOCATION OF ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                               DECEMBER 31, 1994
                               -----------------


                                    NON-PARTICIPANT
                                       DIRECTED                       PARTICIPANT-DIRECTED
                                    ---------------     ------------------------------------------------------------
                                      HANDLEMAN           EQUITY       MONEY MARKET        FIXED
                                      ESOP FUND         INDEX FUND         FUND         INCOME FUND      OTHER FUNDS      TOTAL
                                    ---------------     ----------     ------------     -----------      -----------    ----------
ASSETS:

 Accrued dividends and interest      $   13,198          $      109      $  4,000         $     30        $  3,036      $   20,373

 Employee contributions receivable                           26,158         8,403            8,132           4,750          47,443

 Employer contribution receivable       129,328                   -             -                -               -         129,328

 Cash                                         -                 479            46               73              63             661

 NBD Bank Investments:

  Employee Benefit Money
   Market Fund                            2,279                   -       843,578               32          34,473         880,362

  Stable Asset Income Fund                    -                   -             -          708,381               -         708,381

  Woodward Equity Index Fund                  -           1,496,485             -                -               -       1,496,485

 Handleman Company common stock
  (146,219 shares)                    1,363,731                   -             -                -         299,514       1,663,245

 Loans to participants                      340                   -             -                -          35,742          36,082
                                     ----------          ----------      --------         --------        --------      ----------

ASSETS AVAILABLE FOR BENEFITS        $1,508,876          $1,523,231      $856,027         $716,648        $377,578      $4,982,360
                                     ==========          ==========      ========         ========        ========      ==========

                                   10 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

          ALLOCATION OF ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                               DECEMBER 31, 1993
                               -----------------


                                    NON-PARTICIPANT
                                       DIRECTED                       PARTICIPANT-DIRECTED
                                    ---------------     ------------------------------------------------------------
                                      HANDLEMAN           EQUITY       MONEY MARKET        FIXED
                                      ESOP FUND         INDEX FUND         FUND         INCOME FUND      OTHER FUNDS      TOTAL
                                    ---------------     ----------     ------------     -----------      -----------    ----------
ASSETS:

 Accrued dividends and interest      $   11,770          $       24      $  1,943         $      9        $  2,833      $   16,579

 Employee contributions receivable            -              31,066        12,388           10,733           7,905          62,092

 Employer contribution receivable       156,748                   -             -                -               -         156,748

 NBD Bank Investments:

  Employee Benefit Money
   Market Fund                              638                   -       701,047              166          27,787         729,638

  Stable Asset Income Fund                    -                   -             -          637,047               -         637,047

  Woodward Equity Index Fund                  -           1,085,313             -                -               -       1,085,313

 Handleman Company common stock
  (139,668 shares)                    1,520,802                   -             -                -         329,799       1,850,601

 Loans to participants                      949                   -             -                -          33,833          34,782
                                     ----------          ----------      --------         --------        --------      ----------

ASSETS AVAILABLE FOR BENEFITS        $1,690,907          $1,116,403      $715,378         $647,955        $402,157      $4,572,800
                                     ==========          ==========      ========         ========        ========      ==========

                                   11 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

       ALLOCATION OF INCOME AND CHANGES IN EQUITY TO INVESTMENT PROGRAMS
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------


                                    NON-PARTICIPANT
                                       DIRECTED                       PARTICIPANT-DIRECTED
                                    ---------------     ------------------------------------------------------------
                                      HANDLEMAN           EQUITY       MONEY MARKET        FIXED
                                      ESOP FUND         INDEX FUND         FUND         INCOME FUND      OTHER FUNDS      TOTAL
                                    ---------------     ----------     ------------     -----------      -----------    ----------
Additions:

 Employer contributions              $   86,441                                                                         $   86,441

 Employee authorized
  contributions                               -          $  378,949      $123,865         $118,378        $ 68,412         689,604

 Dividend Income                         52,392              36,762             -                -          11,686         100,840

 Interest Income                            120               1,151        34,835              603           4,451          41,160

 Other                                       17                   -             -                -           2,121           2,138
                                     ----------          ----------      --------         --------        --------      ----------
   Total additions                      138,970             416,862       158,700          118,981          86,670         920,183

Deductions:

 Participants' benefits                 108,111              43,727        31,429           64,407          15,115         262,789

 Net depreciation (appreciation)
  in fair value of investments          212,890              17,231             -          (41,468)         52,794         241,447

 Other                                        -                   -             -                -           5,280           5,280

 Transfers between funds                      -             (50,924)      (13,378)          27,349          38,060           1,107
                                     ----------          ----------      --------         --------        --------      ----------
   Net increase (decrease)             (182,031)            406,828       140,649           68,693         (24,579)        409,560

 Assets available for benefits,
  beginning of year                   1,690,907           1,116,403       715,378          647,955         402,157       4,572,800
                                     ----------          ----------      --------         --------        --------      ----------

 Assets available for benefits,
  end of year                        $1,508,876          $1,523,231      $856,027         $716,648        $377,578      $4,982,360
                                     ==========          ==========      ========         ========        ========      ==========

                                   12 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------




5.  Plan Termination
    ----------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.  Tax Status
    ----------

    The plan administrator has received a favorable determination letter from the Internal Revenue Service stating the Plan as amended through September, 1994 constitutes a qualified trust under Section 104(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

                                   13 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                                   Form 5500
                            Calendar Plan year 1994

           ITEM 27a, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

     (a)               (b)                   (c)              (d)           (e)
  Asterisk         Identity of
denotes party-   issue, borrower         Description
in-interest to     lessor, or                of                           Current
  the Plan        similar party          Investment           Cost         Value
- --------------   ---------------    --------------------   ----------   ----------
Reporting Criteria I:
- --------------------
Investment assets held by
the Plan on the last day
of the Plan year

                 Employee Benefit   Cash Equivalents       $  880,362   $  880,362
      *            Money Market
                       Fund

      *            Stable Asset           Bond Fund        $  645,582   $  708,381
                   Income Fund

      *          Woodward Equity        Common Stock       $1,477,441   $1,496,485
                    Index Fund              Fund

      *             Handleman              Common          $1,807,203   $1,663,245
                     Company               Stock
                  Common Stock         $.01 par value

      *              Loans to        Interest rates of         -0-      $   36,082
                   Participants      9.75% to 10% and
                                    maturing in 6 months
                                         to 5 years

Reporting Criteria II:
- ---------------------
Investment assets acquired
and disposed of during the
Plan year.

None

                                   14 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1994
                     ------------------------------------



                                                                                                         Current Value
                                                                        Purchase   Selling     Cost       of Asset on      Net Gain
Identity of Party Involved   Description of Assets                       Price      Price    of Asset   Transaction Date   or (Loss)
- --------------------------   ---------------------                      --------   -------   --------   ----------------   ---------
REPORTING CRITERION I:       Any transaction within the plan year,
- ---------------------        with respect to any plan asset, involving
                             an amount in excess of five percent of
                             the current value of plan assets.
                             Reviewed consolidated and individual
                             statements noting no individual
                             transactions exceeded the floor of
                             228,640.

                             None.

REPORTING CRITERION II:      Any series of transactions (other than
- ----------------------       transactions with respect to securities)
                             within the plan year with or in
                             conjunction with the same person which,
                             when aggregated, regardless of the
                             category of asset and the gain or loss
                             of any transaction, involves an amount
                             in excess of five percent of the current
                             value of plan assets.

                             None.

                                   15 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
           ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS, Concluded
                     for the year ended December 31, 1994
                     ------------------------------------



                                                                                                         Current Value
                                                                        Purchase   Selling     Cost       of Asset on      Net Gain
Identity of Party Involved   Description of Assets                       Price      Price    of Asset   Transaction Date   or (Loss)
- --------------------------   ---------------------                      --------   -------   --------   ----------------   ---------
REPORTING CRITERION III:     Any transaction within the plan year
- -----------------------      involving securities of the same issue if
                             within the plan year any series of
                             transactions with respect to such
                             securities, when aggregated, involves an
                             amount in excess of five percent of the
                             current value of plan assets.

NBD Bank, N.A.               Employee Benefit Money Market Fund
                             348 purchases - 1,170,855 units            $1,170,855           $1,170,855    $1,170,855
                             193 sales     - 1,027,885 units                       $1,027,885 1,027,885     1,027,885

NBC Bank, N.A.               Woodward Equity Index Fund
                             35 purchases  - 50,854 units                  554,738              554,738       554,738

REPORTING CRITERION IV:      Any transaction within the plan year
- ----------------------       with respect to securities with or in
                             conjunction with a person if any prior
                             or subsequent single transaction within
                             the plan year with such person with
                             respect to securities exceeds five
                             percent of the current value of plan
                             assets.

                             None.

                                   16 of 16